Filed pursuant to Rule 425

of the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Horizon Pharma public limited company

Subject Company: Depomed, Inc.

SEC File No. of Depomed, Inc.: 001-13111

This Rule 425 filing consists of a press release which contains information regarding the proposed acquisition of Depomed, Inc. by Horizon Pharma plc (“Horizon Pharma”).

Horizon Pharma issued the press release on October 15, 2015.

Horizon Pharma plc Files Definitive Proxy Statement for Extraordinary

General Meeting of Horizon Pharma Shareholders

Principal Purpose of the Meeting is To Take Actions

Relating to Horizon Pharma’s Proposed Acquisition of Depomed, Inc.

DUBLIN, IRELAND – October 15, 2015 – Horizon Pharma plc (NASDAQ: HZNP) (“Horizon Pharma”), a biopharmaceutical company focused on improving patients’ lives by identifying, developing, acquiring and commercializing differentiated and accessible medicines that address unmet medical needs, today announced that it has filed a definitive proxy statement on Schedule 14A with the Securities and Exchange Commission (“SEC”) in connection with the extraordinary general meeting of Horizon Pharma shareholders (the “Meeting”). The principal purpose of the Meeting is to approve the issuance of Horizon ordinary shares in connection with Horizon Pharma’s proposed acquisition of Depomed, Inc.

The Extraordinary General Meeting of Horizon Pharma shareholders is currently scheduled for 4:00 p.m., local time, on Friday, November 13, 2015 at Horizon Pharma’s corporate headquarters – Connaught House, 1st Floor, 1 Burlington Road, Dublin 4, D04 C5Y6, Ireland.

At the Meeting, Horizon Pharma shareholders will also be asked to approve an increase in the authorized share capital of Horizon Pharma and related proposals to give the Horizon Pharma board an updated authority under Irish law to allot and issue Horizon Pharma ordinary shares and an updated power under Irish law to issue Horizon Pharma ordinary shares for cash without first offering those shares to existing shareholders. Approval by shareholders of these additional share capital proposals, as described in the proxy statement, is not required to complete an acquisition of Depomed, Inc. (including on a negotiated basis). Shareholders will also be asked to approve any motion to adjourn the Meeting, or any adjournments thereof, to another time and place if necessary or appropriate.

In connection with the offer and the second-step merger with Depomed, Inc. that Horizon Pharma has currently proposed, Horizon Pharma has also filed with the SEC, amendment 2 to its registration statement on Form S-4, as previously amended on September 25, 2015.

About Horizon Pharma plc

Horizon Pharma plc is a biopharmaceutical company focused on improving patients’ lives by identifying, developing, acquiring and commercializing differentiated and accessible medicines that address unmet medical needs. The Company markets seven medicines through its orphan, primary care and specialty business units. Horizon Pharma’s global headquarters are in Dublin, Ireland. For more information, please visit www.horizonpharma.com. Follow @HZNPplc on Twitter or view careers on our LinkedIn page.

Forward-Looking Statements

This press release contains forward-looking statements, including, but not limited to, statements related to Horizon Pharma’s offer to exchange its ordinary shares for all issued and outstanding shares of Depomed’s stock and anticipated timing of related events, and other statements that are not historical facts.

Connaught House, 1st Floor, 1 Burlington Road, Dublin 4, D04 C5Y6, Ireland

These forward-looking statements are based on Horizon Pharma’s current expectations and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks that the conditions to the exchange offer will not be satisfied, Horizon Pharma will ultimately not pursue a transaction with Depomed or Depomed will reject engaging in any transaction with Horizon Pharma; if the conditions of the exchange offer are satisfied and/or a transaction is negotiated between Horizon Pharma and Depomed, risks related to Horizon Pharma’s ability to complete the acquisition on the proposed terms; the possibility that competing offers will be made; and those risks detailed from time-to-time under the caption “Risk Factors” and elsewhere in Horizon Pharma’s and Depomed’s respective filings and reports with the SEC. Horizon Pharma undertakes no duty or obligation to update any forward-looking statements contained in this press release as a result of new information, except as required by applicable law or regulation.

Additional Information

This press release relates to the solicitation of proxies for a Meeting of shareholders of Horizon Pharma to be held on November 13, 2015 and the definitive proxy statement for the Meeting filed on October 15, 2015 (“Meeting Proxy Statement”). This press release does not constitute an offer to buy or solicitation of any offer to sell or vote securities and is for informational purposes only. It relates to the offer commenced by Horizon Pharma to exchange each issued and outstanding share of Depomed common stock for 0.95 Horizon Pharma ordinary shares. The offer will be made only through the Tender Offer Statement on Schedule TO or the Prospectus/Offer to Exchange included in the Registration Statement on Form S-4 (File No. 333-206798) (including the Letter of Transmittal and related documents and as amended from time to time, the “Exchange Offer Documents”) that Horizon Pharma has filed with the SEC. Subject to further developments, Horizon Pharma may file one or more further supplements to the Meeting Proxy Statement, one or more amendments and supplements to the Meeting Proxy Statement and additional solicitation statements and/or proxy statements or other documents with the SEC in connection with the Meeting, and Horizon Pharma (and, if a negotiated transaction is agreed upon, Depomed) may file additional Exchange Offer Documents and/or registration statements and one or more prospectuses, proxy statements, or other documents with the SEC in connection with the offer or any other proposed transaction involving Horizon Pharma and Depomed. This press release is not a substitute for any solicitation statement, proxy statement or other document filed with the SEC in connection with the Meeting or any registration statement, prospectus, proxy statement, Exchange Offer Document or other documents Horizon Pharma and/or Depomed may file with the SEC in connection with the offer or any other proposed transaction involving Horizon Pharma and Depomed.

Investors and security holders may obtain free copies of the Meeting Proxy Statement, the Exchange Offer Documents and any other related documents (when they are available) filed with the SEC at the SEC’s web site at www.sec.gov or by directing a request to Horizon Pharma’s Investor Relations department at Horizon Pharma, Inc., Attention: Investor Relations, 520 Lake Cook Road, Suite 520, Deerfield, IL 60015 or to Horizon Pharma’s Investor Relations department at 224-383-3400 or by email to investor-relations@horizonpharma.com. Investors and security holders may obtain free copies of the documents filed with the SEC on Horizon Pharma’s website at www.horizonpharma.com under the heading “Investors” and then under the heading “SEC Filings.”

Connaught House, 1st Floor, 1 Burlington Road, Dublin 4, D04 C5Y6, Ireland

Certain Information Regarding Participants

Horizon Pharma and its respective directors, executive officers and certain other employees may be deemed participants in the solicitations of proxies in connection with the Meeting of Horizon Pharma shareholders and to vote in favor of the principal proposals described in the Meeting Proxy Statement (as defined below). You can find information about Horizon Pharma’s directors, executive officers and such certain other employees as described in the Meeting Proxy Statement, in Horizon Pharma’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015, Horizon Pharma’s definitive proxy statement filed with the SEC on May 6, 2015, Horizon Pharma’s Current Report on Form 8-K/A filed with the SEC on July 27, 2015, the Meeting Proxy Statement and in such other solicitation statements, proxy statements or other documents that may be filed with the SEC in connection with the Meeting. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Horizon Pharma as described above. Additional information regarding the interests of such potential participants is included in the Meeting Proxy Statement and will be included in one or more registration statements, proxy statements or other documents filed with the SEC if and when they become available.

Contacts:

Investors:

John Thomas

Executive Vice President, Strategy and Investor Relations

investor-relations@horizonpharma.com

Tina Ventura

Vice President, Investor Relations

investor-relations@horizonpharma.com

Dan Burch

MacKenzie Partners, Inc.

212-929-5748

dburch@mackenziepartners.com

Bob Marese

MacKenzie Partners, Inc.

212-929-5405

bmarese@mackenziepartners.com

U.S. Media:

Geoff Curtis

Group Vice President, Corporate Communications

media@horizonpharma.com

Daniel Yunger

Kekst and Company

daniel-yunger@kekst.com

Connaught House, 1st Floor, 1 Burlington Road, Dublin 4, D04 C5Y6, Ireland

Ireland Media:

Ray Gordon

Gordon MRM

ray@gordonmrm.ie

Source: Horizon Pharma plc

Connaught House, 1st Floor, 1 Burlington Road, Dublin 4, D04 C5Y6, Ireland